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Confidential

June 27, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Mr. John Dana Brown

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)
Response to the Staff’s Comments on
Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted May 24, 2023

Dear Mr. Phippen, Mr. Spitz, Ms. Mateo and Mr. Brown,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 8, 2023 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-4 submitted to the Commission on May 24, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement marked to show changes to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement Submitted May 24, 2023

The Sponsor or Prime Impact’s directors, officers, advisors or any of their respective affiliates may elect to purchase, page 125

1.

We note your response to our prior comment 18 that such purchases may be made following an agreement by the purchaser thereof not to exercise redemption rights and not to vote such shares in favor of the Business Combination. However, you also state that the purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN            BEIJING             BOSTON            BOULDER            BRUSSELS             HONG KONG            LONDON            LOS ANGELES            NEW YORK            PALO ALTO

SALT LAKE CITY            SAN DIEGO            SAN FRANCISCO            SEATTLE            SHANGHAI             WASHINGTON, DC            WILMINGTON, DE

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has revised the disclosure in the Revised Draft Registration Statement on pages 16, 125-126 and 199-201 to indicate that the purpose of such share purchases and other transactions would be to decrease the number of redemptions and, among other things, that pursuant to SEC guidance, if the Sponsor, Prime Impact’s directors, officers, advisors, or any of their respective affiliates purchase Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, such Public Shares would not be voted in favor of the Proposals. As such, agreements with such potential purchasers will only be made in compliance with the Staff’s interpretive guidance with respect to the application of Rule 14e-5 and other tender offer rules to purchases of Public Shares during the redemption offer period

Prime Impact does not have a specified maximum redemption threshold, page 126

2.

We note your disclosure that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment, if consummated, “unless the Prime Impact Class A Ordinary Shares otherwise do not constitute ‘penny stock’ as such term is defined in Rule 3a51-1 of the Exchange Act.” Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your exchange listing in the event you believed the Prime Impact Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1. Please also provide disclosure that, if true, allowing the trust to fall below $5,000,001 could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company has revised the disclosure in the Revised Draft Registration Statement on pages 23, 36, 119, 127, 173 and 203 to indicate that, as required by Prime Impact’s existing Amended and Restated Memorandum and Articles of Association, in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (such that Prime Impact is not subject to the SEC’s “penny stock” rules).

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Very truly yours,

/s/ Dan Ouyang
Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Carl Scheuten, Partner, WithumSmith+Brown, PC